EXHIBIT 4.11

STATE LICENSE

Issued to KaR-Tel Limited Liability Partnership

to engage in business activities involving provision of telecommunication services in the GSM standard on the terms attached hereto.

Type of license: General License

Territory: Republic of Kazakhstan

Term: 15 (fifteen) years

Services commencement date: March 1, 1999

Ministry of Transport and Communications of the Republic of Kazakhstan

/SEAL/

Minister /SIGNED/  E.Kaliev

Issued on: August 24, 1998

License MTK No.: DC 0000317

(license not valid without attachment)

MINISTRY OF TRANSPORT AND COMMUNICATIONS OF THE REPUBLIC OF

KAZAKSTAN

ATTACHMENT

to state license of the Ministry of Transport and Communications of the Republic of Kazakstan MTK No. DC 0000317 “To Engage in Business Activities Involving Provision of Telecommunication Services in the GSM Standard”

The License has been prepared by the Ministry of Transport and Communications of the Republic of Kazakhstan (Licensor) on the basis of Decree # 2200 “On Licensing” of the President of the Republic of Kazakhstan having force of law, dated April 17, 1995, and Decree # 1894 of the Government of the Republic of Kazakhstan “On Implementation of Decree # 2201 of the President of the Republic of Kazakhstan of April 17, 1995” of December 29, 1995 and Decree # 134 “On Introduction of GSM Standard Cellular Services” of February 24, 1998.

Terms of License

By virtue of this License TOO KaR-Tel (Licensee) is granted the status of operator of the digital cellular network of GSM standard with the right to effect settlements with clients pursuant to the laws of the Republic of Kazakhstan.

1. Scope of License

1.1 During the term of this License the Licensee may build and operate the GSM digital cellular communications network (“K-Mobile Network”) in the Republic of Kazakhstan, including the territory, territorial waters and the continental shelf being in the jurisdiction of the Republic under the international law, to render the mobile cellular radio telephony services and provide the following services based on the cellular communications network:

a) standard fixed telephone communications including emergency calls, short message system, data transfer, conference calls including those involving wireless access systems based on GSM technologies within the assigned network band;

b) cellular services to subscribers of other cellular mobile systems upon agreements with operators thereof which have licenses in the territory of the Republic of Kazakstan or other countries;

c) additional services including, without limitation, voice mail, message polling, call waiting, holding of calls, caller groups, call barring service, caller ID, call lists, speed dial, call-back services, etc.

d) automatic roaming within the network being created, and the international roaming;

e) other services capable of being provided by the operated network and associated with subsequent upgrade and development of GSM cellular services.

Licensee may provide services allowed by this license in respect of local, long-distance and international calls through connection of public use telecom networks of the national Operator, OAO Kazakhtelecom (“STOP OAO Kazakhtelecom”).

1.2 In furtherance of its powers granted by clause 1.1. of this License, the Licensee shall have the right to design, build and operate K-Mobile Network in compliance with international standards which shall include receive and transfer equipment operating at the frequencies indicated in clause 1.3 hereof, the switchboard equipment for the mobile communications PBX, and other equipment including handsets, carrying sets and compact equipment, the required microwave receive and transfer equipment to operate in the optic fiber cable or radio relay lines) in the GSM standard, solely to have its base stations connected to the switchboard or connect its switchboards to STOP OAO Kazakhtelecom.

1.3 The Licensee is authorized to create and operate its K-Mobile Network using the frequency bands of 5MHz in 935-960 MHz range and 5MHz in 890-915 MHz range allocated for that purpose by the State Inter-Departmental Radio Frequencies Commission of the Republic of Kazakhstan, with subsequent expansion of the frequencies band to 7.5MHz and then to 12.5MHz for receipt and to 7.5MHz and then 12.5MHz for transmission purposes. The frequencies band allocated to the operator to expand the K-Mobile Network above 7.5MHz and remaining unpaid by July 01, 2001, shall be used by the Government of the Republic of Kazakhstan for other projects.

1.3.1 Subject top compliance with the regulations of the Republic of Kazakhstan, the Licensee may use individual frequencies of the ranges set forth above and of other ranges which are required for creation and operation of microwave transmission systems, subject to permissions to be issued by the Licensor as attachments to this license and upon receipt of the Licensee’s requests for frequencies pursuant to Decree # 1526 of the Government of Kazakhstan of December 11, 1996, and Decree # 448 of May 27, 1998, only to the extent of making of annual payments.

If additional frequencies are granted to the Licensee in excess of 7.5MHz for receipt and 7.5MHz for transmission, the annual payments for additional bands shall be made in full, whereas single time payments shall be made only for the additional bands in excess of 7.5MHz.

If the administrative territorial division of the Republic of Kazakhstan changes during the term hereof, the calculation of annual fees for use of the frequencies resources shall be made on the basis of the division which was in existence as of the date when the permit to use the frequencies spectrum was issued.

1.3.2 With a view to receiving the permit to use radio frequencies to create and develop the K-Mobile Network in the region identified on the basis of the administrative division, the Licensee shall submit a request for radio frequencies at least one month prior to the commencement of operations thereof indicating the location thereof and the required technical data.

1.3.3 Selection of the specific frequencies, calculation of electromagnetic compatibility and the elimination of interferences being the fault of the Licensee, shall be paid for by the Licensee.

1.3.4 If in the course of operating its network equipment the Licensee learns that the use of the permitted frequencies is impossible or complicated by radio interferences, it can request that the Licensor engage in activities to identify and eliminate the source of interferences.

2. Licensee’s Obligations to Create K-Mobile Network

2.1 Coverage Requirements. The Licensor shall procure the creation and operation of K-Mobile Network covering the following territories:

Astana and Almaty cities and suburbs thereof during the first year of license starting from the issuance date of the license and attachment thereto;

at least five regional centers to be identified by the Licensee on the basis of its market analysis during the second year;

during the third year, at least four other regional centers and provision of uninterrupted radio coverage along Almaty-Georgievka-Djambyl-Shimkent-Tashkent roads and side roads to Bishkek and Almaty-Ekaterinburg (Almaty-Astana segment), and cellular coverage in cities and towns with 10 or more thousand inhabitants which are within the service area of the base stations covering the aforementioned roads;

within the forth year, complete the creation and operation of K-Mobile Network in the remaining regional centers and the expansion of coverage to Taldykorgan, Semipalatinsk, Kokshetau, Dzeskazgan and Arkalyk and provide uninterrupted radio coverage along Almaty-Kostanai-Astana-Kokshetau-Petropavlovsk road and the Borovoe recreational zone roads, and provide cellular coverage in cities and towns with 10 or more thousand inhabitants which are within the service area of the base stations covering the aforementioned roads;

within the fifth year, expansion of cellular coverage from the existing zones to the cities and towns with 50,000 or more inhabitants, provision of uninterrupted radio coverage along Astana-Pavlodar, Aktiubinsk-Atyray-Astrakhan, Atyrau-Uralsk, Almaty – Ust-Kamenogorsk, and provision of cellular communication services in cities and towns with 10 or more thousand inhabitants which are within the service area of the base stations covering the aforementioned roads.

complete the creation of the network by December 31, 2005.

Stages of network creation by the Licensee may be adjusted subject to readiness of STOP to connect the GSM networks.

2.2 The Licensee shall provide each person willing to use the services of K-Mobile Network, with reasonable and equal access to K-Mobile Network and the services offered thereby which shall meet or exceed the minimum applicable technical and service standards.

The Licensee shall enter into an agreement for provision of services with each subscriber containing the minimum or specified list of proposed services and the Licensee’s liability for failure to perform or undue performance of its obligations to provide services and assistance.

2.3 Licensee may provide its services directly or indirectly through agents, dealers and other providers of services on the basis of the corresponding agreements with them, or use their services in various combinations, provided, however, that subscribers of K-Mobile

Network in this case shall not have different terms of service or other tariff for the provided services.

2.4 The Licensee shall have the right to sell or lease headsets directly to clients or through its agents, dealers or other persons contracted by the Licensee, and at prices established by the Licensee at its discretion.

2.5 The Licensee shall create information service and provide for the following:

issuance of information of subscriber’s numbers in the K-Mobile Network including automatic indication of the caller number in the K-Mobile Network subject to agreement of the subscriber;

access for K-Mobile Network subscribers to the information services of other general access telecommunication networks;

access of other public assess telecom network subscribers to the information service of K-Mobile Network.

2.6 The Licensee shall procure protection of data constituting state or other secrets pursuant to the laws of the Republic of Kazakhstan.

The Licensee shall not monitor the content of any messages transmitted through its systems unless it is so authorized pursuant to the law, by the respective subscribers or users of the specific message being transmitted.

2.7 Unless otherwise is established by the applicable laws of the Republic of Kazakhstan, the Licensee shall not have the right to use or publish information received from the subscribers of its systems without their agreement. However, the Licensee can use such information for purposes of its services.

2.8 In situations recognized by the laws of the Republic of Kazakhstan the licensee may disclose the names and addresses of K-Mobile Network subscribers and their respective numbers.

2.9 The Licensee shall on a yearly basis during the entire term of the License, pay the license fee and make payments for use of radio frequency band pursuant to Agreement # 02-07/D-1776 of August 10, 1998, pursuant to the procedure and in the amounts set forth by the laws and other regulations of the Republic of Kazakhstan.

3. Requirements to the creation and operation of the K-Mobile Network, connection to other telecommunication networks, including automatic roaming

3.1 The construction, assembly and commissioning of the K-Mobile Network facilities shall be performed in agreement with the Republican State Inspection of the Electric Communication of the Ministry of Transport and Communications of the Republic of Kazakhstan (RGIE) on the basis of the permits for the use of the radio frequency spectrum to be issued by the Department for Mail and Telecommunications.

3.2 The Licensee can place its facilities in the necessary locations, construct and operate cable lines (fiber, coaxial and metal ones) and microwave transmitting systems and the relevant devices at the sites where it establishes K-Mobile Network, exclusively for the purpose of connection of its base stations to its commutation equipment or the commutation equipment connecting it with STOP OAO Kazakhtelecom.

The use of lands and other natural resources shall be effected by the Licensee pursuant to the applicable legislation of the Republic of Kazakhstan.

The Licensee can use pylons, mast antennas and other engineering, irrespective of their owner subject to resolving any of financial or property issues with the owner of such structures.

3.3 The Licensee must operate the communication equipment it owns, in accordance with the accepted GSM recommendations, current GOSTs, technical norms and rules, binding for all economic entities (operation rules, installation of electric facilities, safety regulations, fire safety, rules for provision of communication services, etc.).

3.4 All facilities, emitting electromagnetic energy, shall have sanitary passport to be prepared in accordance with the applicable regulations.

3.5 The Licensee must take all measures to provide for constant network and communication facilities functioning, as well as for their protection from any destabilizing factors (during earthquakes, floods, breakdowns of electric stations, etc.)

3.6 K-Mobile Network shall meet the operational and technical requirements relating to search and detection measures to be taken in accordance with the Law of the Republic of Kazakhstan On Search and Detection Activities.

3.7 If, on request of any legal entity or individual subscriber of K-Mobile Network, the Licensee resolves to take additional actions to protect information, or such decision is adopted by the Licensor in accordance with the laws of the Republic of Kazakhstan, the Licensee shall obtain an additional license for technical and cryptographic protection of information from a competent state body.

3.8 The terms of connecting K-Mobile Network to STOP OAO Kazakhtelecom shall be set forth in a separate agreement between the Licensee and OAO Kazakhtelecom.

3.9 Throughput of outgoing and incoming international and long-distance traffic of K-Mobile Network nodes of the Licensee shall only be effected via the panel board of international and long-distance telephone stations of STOP OAO Kazakhtelecom.

For throughput of international and long-distance traffic the Licensee may not use the operator boards and other terminals and facilities incorporated both in STOP OAO Kazakhtelecom and another communications network capable of establishing international and long-distance connections, except as provided for in paragraph one above.

To forward incoming international and long-distance connections within K-Mobile Network an ABC code shall be assigned to the Licensee, with the right to use intrazone codes at its own discretion.

3.10 The terms of payment for incoming and outgoing traffic throughput of K-Mobile Network shall be governed by the regulations approved by the authorized body responsible for monitoring and regulation of natural monopolies.

3.11 Connection of K-Mobile Network to other telecommunications networks shall only be effected via the panel board of STOP OAO Kazakhtelecom.

4. Equipment and Standards

4.1 The Licensee shall endeavor to procure that only the terminal equipment meeting the relevant international standards is used on and connected to K-Mobile Network. The Licensee shall connect such terminal equipment on the subscriber’s demand. The Licensee shall not impose requirements regarding the equipment being connected different from those contained in GSM recommendations.

4.2 K-Mobile Network shall maintain the national version of OKS No. 7.

4.3 The Licensee shall procure certification testing of K-Mobile Network equipment, including the terminal equipment, in accordance with the standards of the Republic of Kazakhstan, and availability of conformity certificates recognized in the State Certification System of the Republic of Kazakhstan, for all equipment used.

4.4 The procedure for import of equipment to be used within K-Mobile Network and to render the services shall be established by the laws of the Republic of Kazakhstan.

5. Billing, Tariffs

5.1 The Licensee may at its own discretion determine the tariffs for the communications services rendered in accordance with the pricing procedure stipulated by the applicable laws of the Republic of Kazakhstan.

Tariffs shall be commercial and shall not be subject to state regulation.

5.2 The Licensee shall make settlements with subscribers for services rendered, determine the contents and time of billing in accordance with the applicable laws. Invoices shall be issued at least once a quarter.

5.3 Tariffs shall be uniform for one-type services for each class of subscribers.

5.4 The Licensee shall procure release of information on tariffs and any changes therein, provided that announcement regarding changes in tariffs shall be published at least 30 days prior to the effective date thereof.

5.5 Subscribers shall not be billed for failed calls (calls failed to extensions or message services), and for any time before connection to the called party (or to extensions or message services) is established.

5.6 The Licensee may terminate services to any subscriber for failure to pay invoices or for use of K-Mobile Network in any manner which interferes with the use thereof by other subscribers or is otherwise incompatible with the Network.

5.7 The Licensee may grant discounts on tariffs and offer special promotion tariffs, as it may deem fit.

5.8 The Licensee shall on the Licensor’s request provide written information regarding its tariffs and the terms on which the services permitted hereunder are rendered or to be rendered to the population.

Such information shall be deemed confidential and shall not be further released or published without the Licensor’s consent.

6. Emergency Services

6.1 Emergency call service.

The Licensee shall provide K-Mobile Network clients with an opportunity to make free-of-charge calls using any subscriber equipment to the militia, fire protection, ambulance and emergency gas services.

6.2 The Licensee shall provide an absolute priority for all emergency messages related to state security, personal safety at sea, or onshore, in the air or space, as well as for critical messages on epidemics, signals and warnings to the population regarding emergency threats or acts.

6.3 In case of any natural disasters, quarantines, catastrophes, industrial accidents and other emergencies the Kazakh Government shall have a priority right to use any communications networks, including K-Mobile Network, on the terms and in the manner provided for in the laws of the Kazakh Government.

7. General

7.1 The Licensee shall operate in accordance with the applicable laws of the Republic of Kazakhstan and regulations adopted by the Licensor.

This License shall be governed, constructed and performed in accordance with the applicable legislation of the Republic of Kazakhstan.

The provisions of this License shall be fully consistent with the provisions of the Regulations on Connection of Telecommunications Networks to Public Telecommunications Networks and Regulation of Telephone Traffic Throughput Via Public Telecommunications Networks of the Republic of Kazakhstan, and Orders of the Government of the Republic of Kazakhstan No. 1091 dated September 6, 1996, No. 922 dated June 4, 1997, and No. 120 dated February 19, 1998. Should any provisions of this License be inconsistent with any provisions of the above Regulations and Orders the provisions of such Regulations and Orders shall prevail.

7.2 The Licensee may on invitation of, but at no cost to the licensor take part in delegations of the Republic of Kazakhstan to international entities establishing communications standards or rules.

The Licensee may contribute to the activities of such international cooperation entities, in particular, operate mobile cellular networks and render mobile cellular services. In any such case the Licensee shall be regularly informed of any changes in such entities affecting its business.

Notwithstanding the powers granted to the Licensor under the relevant laws, the Licensee may establish direct relations and enter into agreements with foreign operators and entities engaged in mobile telecommunications industry.

7.3 The Licensee shall file annual statistical data with the local statistical bodies and the Licensor according to the forms, in the manner and within the periods approved in accordance with the laws of the Republic of Kazakhstan.

Violation of the procedure for filing statistical reports shall be punishable in accordance with the applicable laws of the Republic of Kazakhstan.

7.4 This License shall not apply to successors, legal entities founded by the Licensee and may not be assigned to any legal entity or individual under any circumstances.

The Licensee may have rights and/or obligations related to this License or exercise the same through its branches.

7.5 All items built or acquired by the Licensee to render services hereunder shall be and shall remain property of the Licensee, notwithstanding any termination, modification, non-renewal or revocation hereof.

7.6 The Licensor may amend or supplement this License in case of any amendments made to the laws of the Republic of Kazakhstan, modification of existing or adoption of new GSM technical recommendations binding upon the Licensee, occurrence of exclusive or emergency events, and at any event to the minimal extent required.

The procedure for amending the License and the period for compliance with the decisions adopted in connection with such amendments shall be agreed upon with the Licensee as soon as the Licensor notifies the Licensee in writing of its intention to make such amendments.

If another license for formation and operation of GSM cellular network in the territory of the Republic of Kazakhstan is issued at any time during the term hereof, or if the existing license for formation and operation of GSM cellular network in the territory of the Republic of Kazakhstan is amended during the term hereof, and such newly issued or amended license contains terms and conditions which are more favorable than the terms and conditions hereof the Licensor (or its licensing successor) shall within thirty calendar days amend this License to ensure that the terms and conditions of this License are not less favorable than those contained in such newly issued or amended license. Should the Licensor fail to amend this License as required herein the more favorable terms and conditions contained in such newly issued or amended license shall be directly incorporated in this License and shall apply to this License as of the date of issuance or amendment of such other license.

7.7 Licensor or the body authorized by it shall have the right to control the observance by the Licensee of the license conditions, and to hold planned check-ups of the Licensee’s activities in terms of servicing the network subscribers, conditions of technical equipment, the conformity of the equipment technical specifications to GSM recommendations and current GOSTs used at facilities, analyze the use of the frequency nominals allocated to such Licensee’s technical equipment.

The Licensee shall not prevent any such check-up and, if necessary, must provide access to its measuring devices to be used for such work.

The timeline for such planned reviews is to be agreed upon with the Licensee.

7.8 The Licensee shall endeavor to solve in good faith any disputes arising between it and any other entities that provide telecommunication services, or its subscribers. If the disputes concerning the observance of the license conditions by the Licensee or by any entities that provide telecommunication services cannot be resolved by the parties, any of the parties will have the right to apply to court to settle the dispute.

The Licensor must assist the Licensee to resolve any disputes arising between the licensee and operators of GSM systems or similar systems used in other countries, if the activities of such other operators prevent the Licensee to successfully operate the network.

If any organization, legal or natural person or a federal or local government body prevents the Licensee from exercising its rights under this license, including use of the frequencies allocated to the Licensee in the absence of its consent, the Licensor must assist the Licensee in the termination of such non-authorized use and in the receipt by the Licensee of the duly indemnification caused by such non-authorized use.

7.9 The Licensor shall have the right to suspend the license for a term of up to six months in the following cases:

a) non-provision by the licensee of the services within three months from the date set forth in the license in accordance with the application submitted;

b) existence of indebtedness under license fees or for the use of radio frequencies for more than one month, unless regulatory acts do not provide for otherwise;

c) gross violation of the established norms, rules of technical maintenance and quality of the rendered services;

d) gross violation of the license conditions discovered during the check-up of the activities by the Licensor or by the body authorized by it;

e) refusal to provide the Licensor with the data necessary to appraise the Licensee’s activities, without any reasonable excuse if the Licensee has access to such data;

The Licensee receives information on the suspension of its license in writing, within one week upon taking by the Licensor of such decision, including the reasons. The Licensee has ninety (90) days to remedy any such deficiency or violation prior to the date when the license suspension takes effect.

The suspension time is included in the general term of the license.

The Licensor must restore the operation of the suspended license forthwith upon the elimination by the Licensee of the violations which caused the suspension of the license.

7.10 The issued license will be terminated provided:

a) its term expired;

b) the Licensee has been liquidated;

c) the Licensee submitted a petition for its liquidation;

d) the license has been revoked.

7.11 The license might be revoked in court if:

a) the Licensee carries out its activities which are not provided for in the license;

b) the Licensee does not meet the requirements set forth in the license;

c) the Licensee transfers the radio frequencies originally allocated to it to other clients for temporary or permanent utilization;

d) the Licensee does not eliminate the reasons for the license suspension in due time.

7.12 The Licensee shall have the right to appeal in court against the actions of the Licensor in part of the license suspension or introduction of any amendments into it and/or new conditions.

7.13 For any unreasonable suspension of the license, disclosure of the data referred to the commercial secret received during the check-up of the Licensee’s activities or through the request, the Licensor shall be liable in the order established by the applicable legislation of the Republic of Kazakhstan.

Indemnification of the loss caused by the unreasonable refuse to issue the license or by the violation of the licensee’s rights shall be performed in the order set forth in the civil legislation of the Republic of Kazakhstan.

7.14 The Licensee shall not be considered to have violated any of the provision of this license caused by the non-fulfillment or improper or late fulfillment, in cases and within such time, when such non-fulfillment or improper or late fulfillment was due to reasons beyond the Licensee’s control.

7.15 For the purposes of this license the following events shall be considered the reasons beyond the Licensee’s control: war (either declared or not), revolts, acts of sabotage, natural disasters (including, but not limited to earthquakes, storms, twisters, etc.), explosions, fires, radioactive or chemical contamination, accidents connected with the transportation of the Licensee’s equipment, boycotts, strikes, both in the Republic of Kazakhstan, and outside its territory, lockouts, actions of Kazakh or other competent authorities (except for those of provided for in this license), including delays connected with the customs control over Licensee’s imported or exported equipment, failure to transfer to, and provide the Licensor with, the frequencies indicated in clause 1.3 hereof, non-provision by the operation STOP OAO Kazakhtelecom of the connection within the term established in the agreement between the Licensor OAO Kazakhtelecom on the conditions of the connection of K-Mobile Network to STOP.

Irrespective of the foregoing, however, the Licensee will have continue to take all efforts in order to as fully as possible observe the conditions of this license.

7.16 The term of this license is fifteen (15) years, beginning from the date of its receipt.

If the Licensee intends to continue to conduct the activities included in the scope of this license it can, one year prior to the expiration of the license term, file an application with the Licensor to obtain a new license for the term to be agreed upon by the parties, but not more than fifteen years, provided that the Licensor largely observed all substantial provisions of this license, applicable provisions of the laws and other regulatory documents, and accepts any new conditions applicable to the K-Mobile network functioning, or to the procedure of the provision by the Licensee of the cellular communication services, which the Licensor might establish proceeding from the belief that public interests call for such conditions or provisions.

The Licensor shall react to any application to obtain new license not later than one (1) month after the submission of such application.

7.17 Any notification required or contemplated in this license, shall be made in writing and delivered by hand or sent by express-mail or via telex or facsimile, and addressed to the party which is the recipient, at the address to be indicated below, or to such other address which the contemplated recipient can notify its counterparty in writing.

For the Ministry of Transport and Communications of the Republic of Kazakhstan (Department for mail and telecommunications):

473000, Astana, Abaya prospect 49

Fax: 73172-32-1077, 32-1696

For the Licensee:

480099, Alma-Aty, Azerbaeva street 58

Fax: 73272-53-2830

7.18 The Licensee shall be obliged within one month from the receipt of the license and final versions of the exhibits to it, to register the license in the territorial body of RGIE exercising control over the fulfillment by the licensees of the license conditions.

7.19 In case of changes in the legal and/or postal addresses, bank details, reorganization of the legal entity or its liquidation the Licensee shall have within one week to inform of such changes the Licensor and RGIE.

Minister of Transport and Communications of the Republic of Tatarstan	S.M. Burkitbaev

Director of the Department for Mail and Telecommunications	A.K. Nasiev